Exhibit 3.2

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PACIFIC GAS AND ELECTRIC COMPANY

ANDREW M. VESEY and BRIAN M. WONG certify that:

1.          They are the Chief Executive Officer and President, and the Vice President, Deputy General Counsel and Corporate Secretary, respectively, of Pacific Gas and Electric Company, a California corporation (the “Utility”), and have the power to act on behalf of the Utility pursuant to the order confirming the Debtors’ and Shareholder Proponents’ Joint Chapter 11 Plan of Reorganization Dated June 19, 2020 (the “Plan”), entered on June 20, 2020 by the United States Bankruptcy Court for the Northern District of California Case No. 19‑30088, the Hon. Dennis Montali judge presiding [Bankruptcy Docket No. 8053].

2.          The Articles of Incorporation of the Utility, as amended to the date of the filing of this certificate, including the amendments set forth herein but not separately filed (and with the omissions required by Section 910 of the California Corporations Code), are amended and restated as follows:

FIRST:  That the name of said corporation shall be

PACIFIC GAS AND ELECTRIC COMPANY.

SECOND:  The purpose of the Utility is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

The right is reserved to this corporation to amend the whole or any part of these Articles of Incorporation in any respect not prohibited by law.

THIRD:  That this corporation shall have perpetual existence.

FOURTH:  The Board of Directors (the “Board”) by a vote of two-thirds of the whole Board may appoint from the directors an Executive Committee, which Committee may exercise such powers as may lawfully be conferred upon it by the Bylaws of the Utility; provided, that the powers of the Executive Committee may not supersede the powers and responsibilities delegated to the Safety and Nuclear Oversight Committee in accordance with the charter of the Safety and Nuclear Oversight Committee.  Such Committee may prescribe rules for its own government and its meetings may be held at such places within or without California as said Committee may determine or authorize.

FIFTH:  The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

SIXTH:  The Utility is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaws, resolutions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code.

SEVENTH:  The total number of shares which the Utility is authorized to issue is eight hundred eighty-five million (885,000,000) of the aggregate par value of six billion eight hundred seventy-five million dollars ($6,875,000,000).  All of these shares shall have full voting rights.  The Utility shall not issue nonvoting equity securities (as such term is defined in Section 101(16) of the United States Bankruptcy Code (“Bankruptcy Code”)) to the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code for so long as such Section 1123(a)(6) is in effect and applicable to the Utility.

Said eight hundred eighty-five million (885,000,000) shares shall be divided into three classes, designated as common stock, first preferred stock and $100 first preferred stock.  Eight hundred million (800,000,000) of said shares shall be common stock, of the par value of $5 per share, seventy-five million (75,000,000) of said shares shall be first preferred stock, of the par value of $25 per share, and ten million (10,000,000) of said shares shall be $100 first preferred stock, of the par value of $100 per share.

FIRST PREFERRED STOCK
AND $100 FIRST PREFERRED STOCK

The first preferred stock and $100 first preferred stock each shall be divided into series.  The first series of first preferred stock shall consist of four million two hundred eleven thousand six hundred sixty-two (4,211,662) shares and be designated as Six Per Cent First Preferred Stock.  The second series of first preferred stock shall consist of one million one hundred seventy-three thousand one hundred sixty-three (1,173,163) shares and be designated as Five and One-Half Per Cent First Preferred Stock.  The third series of first preferred stock shall consist of four hundred thousand (400,000) shares and be designated as Five Per Cent First Preferred Stock.  The fourth series of first preferred stock shall consist of one million seven hundred seventy eight thousand one hundred seventy two (1,778,172) shares and be designated as 5% Redeemable First Preferred Stock.  The fifth series of first preferred stock shall consist of nine hundred thirty four thousand three hundred twenty two (934,322) shares and be designated as 5% Redeemable First Preferred Stock, Series A.  The sixth series of first preferred stock shall consist of seven hundred ninety three thousand thirty one (793,031) shares and be designated as 4.80% Redeemable First Preferred Stock.  The seventh series of first preferred stock shall consist of six hundred eleven thousand one hundred forty two (611,142) shares and be designated as 4.50% Redeemable First Preferred Stock.  The eighth series of first preferred stock shall consist of four hundred eighteen thousand two hundred ninety one (418,291) shares and be designated as 4.36% Redeemable First Preferred Stock.  The foregoing series of first preferred stock shall have no conversion rights.

The remainder of said first preferred stock, viz., 64,680,217 shares, and all of the $100 first preferred stock may be issued in one or more additional series, as determined from time to time by the Board.  Except as provided herein, the Board is hereby authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon the first preferred stock or $100 first preferred stock or any series thereof with respect to any wholly unissued series of first preferred stock or $100 first preferred stock, and to fix the number of shares of any series of first preferred stock or $100 first preferred stock and the designation of any such series of first preferred stock or $100 first preferred stock.  The Board, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The owners and holders of shares of said first preferred stock and $100 first preferred stock, when issued as fully paid, are and shall be entitled to receive, from the date of issue of such shares, out of funds legally available therefor, cumulative preferential dividends, when and as declared by the Board, at the following rates upon the par value of their respective shares, and not more, viz.:  Six per cent (6%) per year upon Six Per Cent First Preferred Stock; five and one-half per cent (5-1/2%) per year upon Five and One-Half Per Cent First Preferred Stock; five per cent (5%) per year upon Five Per Cent First Preferred Stock; and upon the shares of each additional series of said first preferred stock and of each series of $100 first preferred stock the dividend rate fixed therefor, and such dividends on both classes of first preferred stock and $100 first preferred stock shall be declared and shall be either paid or set apart for payment before any dividend upon the shares of common stock shall be either declared or paid.  The dividend rate shall be five per cent (5%) per year upon 5% Redeemable First Preferred Stock; five per cent (5%) per year upon 5% Redeemable First Preferred Stock, Series A; four and eight tenths per cent (4.80%) per year upon 4.80% Redeemable First Preferred Stock; four and one-half per cent (4.50%) per year upon 4.50% Redeemable First Preferred Stock; four and thirty six hundredths per cent (4.36%) per year upon 4.36% Redeemable First Preferred Stock.

Upon the liquidation or dissolution of this corporation at any time and in any manner, the owners and holders of shares of said first preferred stock and $100 first preferred stock issued as fully paid will be entitled to receive an amount equal to the par value of such shares plus an amount equal to all accumulated and unpaid dividends thereon to and including the date fixed for such distribution or payment before any amount shall be paid to the holders of said common stock.

If any share or shares of first preferred stock and $100 first preferred stock shall at any time be issued as only partly paid, the owners and holders of such partly paid share or shares shall have the right to receive dividends and to share in the assets of this corporation upon its liquidation or dissolution in all respects like the owners and holders of fully paid shares of first preferred stock and $100 first preferred stock, except that such right shall be only in proportion to the amount paid on account of the subscription price for which such partly paid share or shares shall have been issued.

The unissued shares of said first preferred stock and $100 first preferred stock may be offered for subscription or sale or in exchange for property and be issued from time to time upon such terms and conditions as said Board shall prescribe.

The first three series of said first preferred stock, namely, the Six Per Cent First Preferred Stock, the Five and One-Half Per Cent First Preferred Stock, and the Five Per Cent First Preferred Stock, are not subject to redemption.  The redemption price of the 5% Redeemable

First Preferred Stock shall be $26.75 per share; the redemption price of the 5% Redeemable First Preferred Stock, Series A shall be $26.75 per share; the redemption price of the 4.80% Redeemable First Preferred Stock shall be $27.25 per share; the redemption price of the 4.50% Redeemable First Preferred Stock shall be $26.00 per share; and the redemption price of the 4.36% Redeemable First Preferred Stock shall be $25.75 per share.

Any or all shares of each series of said first preferred stock and $100 first preferred stock other than said first three series of first preferred stock may be redeemed at the option of this corporation, at any time or from time to time, at the redemption price fixed for such series together with accumulated and unpaid dividends at the rate fixed therefor to and including the date fixed for redemption.  If less than all the outstanding shares of any such series are to be redeemed; the shares to be redeemed shall be determined pro rata or by lot in such manner as the Board may determine.

Unless the certificate of determination for any series of the first preferred stock or the $100 first preferred stock shall otherwise provide, notice of every such redemption shall be published in a newspaper of general circulation in the City and County of San Francisco, State of California, and in a newspaper of general circulation in the Borough of Manhattan, City and State of New York, at least once in each of two (2) successive weeks, commencing not earlier than sixty (60) nor later than thirty (30) days before the date fixed for redemption; successive publications need not be made in the same newspaper.  A copy of such notice shall be mailed within the same period of time to each holder of record, as of the record date, of the shares to be redeemed, but the failure to mail such notice to any shareholder shall not invalidate the redemption of such shares.

From and after the date fixed for redemption, unless default be made by this corporation in paying the amount due upon redemption, dividends on the shares called for redemption shall cease to accrue, and such shares shall be deemed to be redeemed and shall be no longer outstanding, and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the right to receive from this corporation upon surrender of their certificates the amount payable upon redemption without interest.  Or, if this corporation shall deposit, on or prior to the date fixed for redemption, with any bank or trust company in the City and County of San Francisco, having capital, surplus and undivided profits aggregating at least five million dollars ($5,000,000), as a trust fund, a sum sufficient to redeem the shares called for redemption, with irrevocable instructions and authority to such bank or trust company to publish or complete the publication of the notice of redemption (if this corporation shall not have theretofore completed publication of such notice), and to pay, on and after the date fixed for redemption, or on and after such earlier date as the Board may determine, the amount payable upon redemption of such shares, then from and after the date of such deposit (although prior to the date fixed for redemption) such shares shall be deemed to be redeemed; and dividends on such shares shall cease to accrue after the date fixed for redemption.  The said deposit shall be deemed to constitute full payment of the shares to their respective holders and from and after the date of such deposit the shares shall be no longer outstanding, and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the right to receive from said bank or trust company the amount payable upon redemption of such shares, without interest, upon surrender of their certificates therefor, and except, also, any right which such shareholders may then have to exchange or convert such shares prior to the date fixed for redemption.  Any part of the funds so deposited which shall not be required for redemption payments because of such exchange or conversion shall be repaid to this corporation forthwith.  The balance, if any, of the funds so deposited which shall be unclaimed at the end of six (6) years from the date fixed for redemption shall be repaid to this corporation together with any interest which shall have been allowed thereon; and thereafter the unpaid holders of shares so called for redemption shall have no claim for payment except as against this corporation.

All shares of the first preferred stock and $100 first preferred stock shall rank equally with regard to preference in dividend and liquidation rights, except that shares of different classes or different series thereof may differ as to the amounts of dividends or liquidation payments to which they are entitled, as herein set forth.

COMMON STOCK

When all accrued dividends upon all of the issued and outstanding shares of the first preferred stock and $100 first preferred stock of this corporation shall have been declared and shall have been paid or set apart for payment, but not before, dividends may be declared and paid, out of funds legally available therefor, upon all of the issued and outstanding shares of said common stock.

Upon the liquidation or dissolution of this corporation, after the owners and holders of such first preferred stock and $100 first preferred stock shall have been paid the full amount to which they shall have been entitled under the provisions of these Articles of Incorporation, the owners and holders of such common stock shall be entitled to receive and to have paid to them the entire residue of the assets of this corporation in proportion to the number of shares of said common stock held by them respectively.

If any share or shares of common stock shall at any time be issued as only partly paid, the owners and holders of such partly paid share or shares shall have the right to receive dividends and to share in the assets of this corporation upon its liquidation or dissolution in all respects like the owners and holders of fully paid shares of common stock, except that such right shall be only in proportion to the amount paid on account of the subscription price for which such partly paid share or shares shall have been issued.

The unissued shares of said common stock may be offered for subscription or sale or in exchange for property and be issued from time to time upon such terms and conditions as the Board may prescribe.

PROHIBITION AGAINST ASSESSMENTS

Shares of such stock, whether first preferred, $100 first preferred stock or common stock, the subscription price of which shall have been paid in full, whether such price be par or more or less than par, shall be issued as fully paid shares and shall never be subject to any call or assessment for any purpose whatever.  Shares of such stock, whether first preferred, $100 first preferred stock or common stock, a part only of the subscription price of which shall have been paid, shall be subject to calls for the unpaid balance of the subscription price thereof.  But no call made on partly paid first preferred stock, partly paid $100 first preferred stock or partly paid common stock shall be recoverable by action or be enforceable otherwise than by sale or forfeiture of delinquent stock in accordance with the applicable provisions of the Corporations Code of California.

If at any time, whether by virtue of any amendment of these Articles of Incorporation or any amendment or change of the law of the State of California relating to corporations or otherwise, any assessment shall, in any event whatever, be levied and collected on any subscribed and issued shares of said first preferred stock or $100 first preferred stock after the subscription price thereof shall have been paid in full, the rights of the owners and holders thereof to receive dividends and their rights to share in the assets upon the liquidation or dissolution of this corporation shall, immediately upon the payment of such assessment and by virtue thereof, be increased in the same ratio as the total amount of the assessment or assessments so levied and collected shall bear to the par value of such shares of first preferred stock or $100 first preferred stock.

RESERVES

The Board shall, notwithstanding the foregoing provisions of these Articles of Incorporation, have authority from time to time to set aside, out of the profits arising from the business of this corporation, such reasonable sums as may in their judgment be necessary and proper for working capital and for usual reserves and surplus.

EIGHTH:

Restrictions on Transfer of Securities.  To ensure the preservation of certain tax attributes for the benefit of the corporation and its shareholders, certain restrictions on the transfer of Utility Securities (as defined below) are hereby established as more fully set forth in this Article EIGHTH.

(a)          Definitions.  For purposes of this Article EIGHTH, the following terms shall have the meanings indicated (and any references to any portions of Treasury Regulation Sections 1.382-2T, 1.382-3, 1.382-4 and 1.1502-92 shall include any successor provisions):

“Acquiring Group” means any group of Persons where one or more Persons in such group acquires or seeks to acquire beneficial ownership of HoldCo Securities and one or more other Persons in such group also acquires or seeks to acquire beneficial ownership of Company Group Securities other than HoldCo Securities (other than an indirect acquisition solely as a result of the acquisition of HoldCo Securities), such as outstanding shares of Utility Preferred Stock, pursuant to a plan or arrangement within the meaning of Treasury Regulations Section 1.1502-92(c)(3)(i).

“Agent” means an agent designated by the Board.

“Company Group” means HoldCo and its consolidated subsidiaries for U.S. federal income tax purposes.

“Company Group Securities” means (i) HoldCo Securities, (ii) Utility Securities (other than Utility Securities held by the Corporation), and (iii) any other interests of a member of the Company Group designated as stock by the Board as disclosed in a United States Securities and Exchange Commission (the “SEC”) filing by HoldCo.

“Excess Securities” means Utility Securities that are the subject of the Prohibited Transfer.

“HoldCo” means PG&E Corporation.

“HoldCo Charter” means the Amended and Restated Articles of Incorporation of HoldCo.

“HoldCo Securities” means (i) shares of common stock issued by HoldCo, (ii) shares of Preferred Stock issued by HoldCo (other than preferred stock described in Section 1504(a)(4) of the Tax Code) and (iii) any other interest designated as “stock” of HoldCo by the Board of HoldCo, as disclosed in a United States Securities and Exchange Commission filing by HoldCo.

“Percentage Stock Ownership” means the greater of the percentage stock ownership interest in HoldCo or Utility of any Person for purposes of Section 382 of the Tax Code as determined in accordance with Treasury Regulation Sections 1.382-2T(g), (h), (j) and (k) and 1.382-4 (i.e., the constructive ownership and attribution rules of the regulations); provided, that (1) if any Person is a member of an Acquiring Group, such Person’s Percentage Stock Ownership in HoldCo shall take into account any ownership of additional shares of stock treated as issued by HoldCo under Treasury Regulations section 1.1502-92 as a result of the Acquiring Group’s planned or actual acquisition of Company Group Securities (applying such sections with reference to HoldCo as the common parent, including under supplemental rules for determining an ownership change and treating HoldCo as having “actual knowledge” of all plans and acquisitions of Company Group Securities for purposes of applying Treasury Regulations Section 1.1502-92(c)(2)(iii)), (2) for purposes of applying Treasury Regulation Section 1.382-2T(k)(2), Utility shall be treated as having “actual knowledge” of the beneficial ownership of all outstanding Company Group Securities that would be attributed to any individual or entity, and (3) for the sole purpose of determining the Percentage Stock Ownership of any Person that is an entity (and not for the purpose of determining the Percentage Stock Ownership of any other Person), the Company Group Securities held by such Person shall not be treated as no longer owned by such Person pursuant to Treasury Regulation Section 1.382-2T(h)(2)(i)(A).

“Person” means any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, provided, that, for all purposes of this Article EIGHTH, any group of such “Persons” having a formal or informal understanding among themselves to make a “coordinated acquisition” of shares within the meaning of Treasury Regulation Section 1.382-3(a)(1) or who are otherwise treated as an “entity” within the meaning of Treasury Regulation Section 1.382-3(a)(1) shall be treated as an “entity,” and references to any entity shall include any successor (by merger or otherwise) of any such entity.

“Prohibited Distributions” means any dividends or other distributions that were received by the Purported Transferee from Utility with respect to the Excess Securities received by a Purported Transferee.

“Prohibited Transfer” means any purported Transfer of Utility Securities to the extent that such Transfer is prohibited and/or void under this Article EIGHTH.

“Restriction Release Date” means the earliest of:

(i)          the repeal, amendment or modification of section 382 of the Tax Code (and any comparable successor provisions) in such a way as to render the restrictions imposed by section 382 of the Tax Code no longer applicable to Utility;

(ii)          the beginning of a taxable year of the Company Group (or any successor thereof) in which the Board determined that no Tax Benefits are available;

(iii)          the date selected by the Board if the Board determines that the limitation amount imposed by Section 382 of the Tax Code as of such date in the event of an “ownership change” of Utility (as defined in Section 382 of the Tax Code and Treasury Regulation sections 1.1502-91 et seq.) would not be materially less than the net operating loss carryforwards or “net unrealized built-in loss” (within the meaning of Section 382 of the Tax Code and Treasury Regulation Sections 1.1502-91 et seq.) of Utility; and

(iv)          the date selected by the Board if the Board determines that it is in the best interests of Utility’s shareholders for the restrictions set forth in section (b) of this Article EIGHTH to be removed or released.

“Substantial Shareholder” means a Person with a Percentage Stock Ownership of 4.75% or more.

“Tax Benefit” means any net operating loss carryovers, capital loss carryovers, excess interest deduction carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of Section 382 of the Tax Code, of the Company Group or any member thereof.

“Tax Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Transfer” means the acquisition, directly or indirectly, of ownership of Utility Securities by any means – including, without limitation, (i) the creation or grant of any pledge (or other security interest), right or option with respect to Utility Securities, including an option within the meaning of Treasury Regulation Section 1.382-4(d)(9), (ii) the exercise of any such pledge, right or option, or (iii) any other transaction treated under the applicable rules under Section 382 of the Tax Code as a direct or indirect acquisition (including the acquisition of an ownership interest in a Substantial Shareholder), provided, that “Transfer” shall not include any such acquisition unless, as a result, there would be an increase in any Person’s Percentage Stock Ownership.

“Utility” means Pacific Gas and Electric Company.

“Utility Preferred Stock” means preferred stock issued by Utility (other than preferred stock described in Section 1504(a)(4) of the Tax Code).

“Utility Securities” means (i) shares of common stock issued by Utility, (ii) shares of Utility Preferred Stock, and (iii) any other interest designated as “stock” of Utility by the Board, as disclosed in an SEC filing by Utility.

(b)          Prohibited Transfers.  Any attempted Transfer of Utility Securities prior to the Restriction Release Date, or any attempted Transfer of Utility Securities pursuant to an agreement entered into prior to the Restriction Release Date, shall be prohibited and void ab initio insofar as it purports to transfer ownership or rights in respect of such Utility Securities to the purported transferee of a Prohibited Transfer (a “Purported Transferee”) to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (1) any Person shall become a Substantial Shareholder other than by reason of Treasury Regulation Section 1.382-2T(j)(3) or any successor to such regulation or (2) the Percentage Stock Ownership interest of any Substantial Shareholder shall be increased.  Nothing in this Article EIGHTH shall preclude the settlement of any transaction with respect to Utility Securities entered into through the facilities of a national securities exchange; provided, however, that such a transaction shall still constitute a Prohibited Transfer and the Utility Securities and parties involved in such transaction shall remain subject to the provisions of this Article EIGHTH in respect of such transaction.  In the event that there is an attempted concurrent Transfer of both HoldCo Securities and Utility Securities that would be a Prohibited Transfer hereunder and under the HoldCo Charter (as determined without regard to this sentence), the Prohibited Transfer provisions hereunder shall be applied first rendering such attempted Transfer of the Utility Securities null and void to the extent necessary.

(c)          Exceptions; Authorized Transfers.

(i)          The restrictions set forth in section (b) of this Article EIGHTH shall not apply to an attempted Transfer (1) if the transferor or the transferee obtains the prior written approval of the Board or a duly authorized committee thereof in accordance with section (c)(ii) of this Article EIGHTH below, or (2) if such Transfer is (A) made as part of certain transactions approved by the Board in accordance with section (c)(iii) of this Article EIGHTH, (B) to HoldCo or Utility, or (C) to a designee of the State of California in connection with a sale required by the Enhanced Regulatory Reporting and Enforcement Process (as set forth in Appendix A to the California Public Utilities Commission decision in I.19-09-016).

(ii)          The restrictions contained in this Article EIGHTH are for the purposes of reducing the risk that any “ownership change” (as defined in Section 382 of the Tax Code) with respect to the Company Group may limit the Company Group’s ability to utilize its Tax Benefits.  In connection therewith, and to provide for effective policing of these provisions, any Person or Acquiring Group that desires to acquire Utility Securities in an otherwise Prohibited Transfer (a “Requesting Person”) shall, prior to the date of such transaction for which the Requesting Person seeks authorization (the “Proposed Transaction”), request in writing (a “Request”) that the Board review the Proposed Transaction and authorize or not authorize the Proposed Transaction in accordance with this section (c) of this Article EIGHTH.  A Request shall be mailed or delivered to the Secretary of Utility at Utility’s principal place of business.  Such Request shall be deemed to have been received by Utility when actually received by Utility.  A Request shall include: (1) the name, address and telephone number of the Requesting Person; (2) the Percentage Stock Ownership of HoldCo then beneficially owned by the Requesting Person (without regard to the ownership of any Company Group Securities other than HoldCo Securities), the then number and percentage (by class) of any Company Group Securities (other than HoldCo Securities) beneficially owned by the Requesting Person, and the then number and percentage (by class) of any Company Group Securities beneficially owned by any Acquiring Group of which the Requesting Person is a member (and the names and relationships of the Persons within the Acquiring Group); (3) a reasonably detailed description of the Proposed Transaction or Proposed Transactions for which the Requesting Person seeks authorization; and (4) a request that the Board authorize the Proposed Transaction pursuant to this section (c) of this Article EIGHTH.  The Board shall respond to each Request within 20 business days of receiving such Request, and the failure of the Board to respond during such 20 business day period shall be deemed to be a consent to the Transfer; provided, that, the Board may respond by requesting additional information, indicating it requires additional time to consider the Request or in another reasonable manner.  The Board shall authorize a Proposed Transaction unless the Board determines in good faith that the Proposed Transaction, considered alone or with other transactions (including, without limitation, past, concurrent, contemplated or anticipated transactions (whether by Utility or HoldCo, or by another Person pursuant to a Request or otherwise, whether or not the transaction was a Prohibited Transfer), and transactions involving Company Group Securities (including issuances and redemptions) not currently contemplated but which, in the business judgment of the Board, Utility or HoldCo should retain the flexibility to pursue) would create a material risk that the Tax Benefits may be jeopardized as a result of the application of Sections 382 and 383 of the Tax Code, allowing for a reasonable margin of safety; provided, that if multiple Requests are submitted to the Board at approximately the same time and all such Requests would not be approved pursuant to this sentence, the Board may determine any reasonable method to apply the provisions of this sentence to such Requests.  Any determination by the Board not to authorize a Proposed Transaction shall cause such Proposed Transaction to continue to be treated as a Prohibited Transfer.  The Board may impose any conditions that it deems reasonable and appropriate in connection with authorizing any Proposed Transaction, including requiring an affidavit or representations from such Requesting Person or opinions of counsel to be rendered by counsel selected by the Requesting Person (and reasonably acceptable to the Board), in each case, as to such matters as the Board may reasonably determine with respect to the preservation of the Tax Benefits.  Any Requesting Person who makes a Request to the Board shall reimburse Utility, within 30 days of demand therefor, for all reasonable out-of-pocket costs and expenses incurred by Utility with respect to any Proposed Transaction, including, without limitation, Utility’s reasonable costs and expenses incurred in determining whether to authorize the Proposed Transaction, which costs may include, but are not limited to, any expenses of counsel and/or tax advisors engaged by the Board to advise the Board or deliver an opinion thereto.  The Board may require, as a condition to its consideration of the Request, that the Requesting Person execute an agreement in form and substance satisfactory to Utility providing for the reimbursement of such costs and expenses.  Any authorization of the Board hereunder may be given prospectively or retroactively.

(iii)          The Board may determine that the restrictions set forth in section (b) of this Article EIGHTH shall not apply to any particular transaction or transactions, whether or not a request has been made to the Board, including a Request pursuant to this section (c) of this Article EIGHTH, subject to any conditions that it deems reasonable and appropriate in connection therewith.  Any determination of the Board hereunder may be made prospectively or retroactively.

(iv)          The Board or any committee of the Board, to the fullest extent permitted by law, may exercise the authority granted by this Article EIGHTH through duly authorized officers or agents of Utility.  Nothing in this section (c) of this Article EIGHTH shall be construed to limit or restrict the Board in the exercise of its fiduciary duties under applicable law.

(d)          Legend; Notation.  The Board may require that any certificates representing shares of Utility Securities issued prior to the Restriction Release Date shall contain a conspicuous legend in substantially the following form, evidencing the restrictions set forth in this Article EIGHTH:

“THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF THE UTILITY, AS THE SAME MAY BE AMENDED AND RESTATED FROM TIME TO TIME (THE “ARTICLES OF INCORPORATION”), CONTAIN CERTAIN RESTRICTIONS PROHIBITING THE TRANSFER (AS DEFINED IN THE ARTICLES OF INCORPORATION) OF UTILITY SECURITIES (AS DEFINED IN THE ARTICLES OF INCORPORATION) WITHOUT PRIOR AUTHORIZATION IN ACCORDANCE WITH THE ARTICLES OF INCORPORATION IF SUCH TRANSFER MAY AFFECT THE PERCENTAGE OF STOCK OF UTILITY (WITHIN THE MEANING OF SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED FROM TIME TO TIME AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER) THAT IS TREATED AS OWNED BY A “SUBSTANTIAL SHAREHOLDER” AS DEFINED IN THE ARTICLES OF INCORPORATION.  A COMPLETE AND CORRECT COPY OF THE ARTICLES OF INCORPORATION SHALL BE FURNISHED FREE OF CHARGE TO THE HOLDER OF RECORD OF THIS CERTIFICATE UPON WRITTEN REQUEST TO THE SECRETARY OF THE UTILITY.”

Utility shall have the power to make appropriate notations upon its stock transfer records and to instruct any transfer agent, registrar, securities intermediary or depository with respect to the requirements of this Article EIGHTH for any uncertificated Utility Securities or Utility Securities held in an indirect holding system, and Utility shall provide notice of the restrictions on transfer and ownership to holders of uncertificated shares in accordance with applicable law.

(e)          Treatment of Excess Securities.

(i)          No officer, employee or agent of Utility shall record any Prohibited Transfer, and the Purported Transferee shall not be recognized as a shareholder of Utility for any purpose whatsoever in respect of the Excess Securities.  Until the Excess Securities are acquired by another Person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of shareholders of Utility, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any.  Once the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, Utility Securities shall cease to be Excess Securities.  For this purpose, any transfer of Excess Securities not in accordance with the provisions of this section (e) of this Article EIGHTH shall also be a Prohibited Transfer.

(ii)          If the Board determines that a Transfer of Utility Securities constitutes a Prohibited Transfer pursuant to section (b) of this Article EIGHTH, then, upon written demand by Utility, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any Prohibited Distributions, to the Agent.  The Agent shall thereupon sell to a buyer or buyers, which may include Utility, the Excess Securities transferred to it in one or more arm’s-length transactions (over the NASDAQ or another national securities exchange on which Utility Securities may be traded, if possible, or otherwise privately); provided, however, that the Agent shall use reasonable efforts to effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for Utility Securities or otherwise would adversely affect the value of Utility Securities.  If the Purported Transferee has resold the Excess Securities before receiving Utility’s demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that Utility grants written permission to the Purported Transferee to retain all or a portion of such sales proceeds to the extent not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to section (e)(iii) of this Article EIGHTH if the Agent rather than the Purported Transferee had resold the Excess Securities.

(iii)          The Agent shall apply any proceeds or any other amounts received by it in accordance with section (e)(ii) of this Article EIGHTH as follows: (A) first, such amounts shall be paid to the Agent to the extent necessary to cover its reasonable costs and expenses incurred in connection with its duties hereunder; (B) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or in the case of any Prohibited Transfer by gift, devise or inheritance or any other Prohibited Transfer without consideration, the fair market value, (1) calculated on the basis of the closing market price for Utility Securities on the day before the Prohibited Transfer, (2) if Utility Securities are not listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, calculated based upon the difference between the highest bid and lowest asked prices, as such prices are reported by the relevant inter-dealer quotation service or any successor system on the day before the Prohibited Transfer or, if none, on the last preceding day for which such quotations exist, or (3) if Utility Securities are neither listed nor admitted to trading on any stock exchange nor traded in the over-the-counter market, then as determined in good faith by the Board), which amount (or fair market value) shall be determined at the discretion of the Board; and (C) third, any remaining amounts, subject to the limitations imposed by the following proviso, shall be paid to one or more organizations qualifying under Section 501(c)(3) of the Tax Code (or any comparable successor provision) selected by the Board; provided, however, that if the Excess Securities (including any Excess Securities arising from a previous Prohibited Transfer not sold by the Agent in a prior sale or sales) represent a 4.75% or greater Percentage Stock Ownership, then any such remaining amounts to the extent attributable to the disposition of the portion of such Excess Securities exceeding a 4.75% Percentage Stock Ownership interest shall be paid to two or more organizations qualifying under Section 501(c)(3) of the Tax Code selected by the Board, such that no organization qualifying under Section 501(c)(3) of the Tax Code shall be deemed to possess a Percentage Stock Ownership in excess of 4.75%.  The recourse of any Purported Transferee in respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (B) of the preceding sentence.  In no event shall the proceeds of any sale of Excess Securities pursuant to this section (e) of this Article EIGHTH inure to the benefit of Utility.

(iv)          In the event of any Transfer that does not involve a transfer of Utility Securities within the meaning of the laws of the State of California, but that would cause a Substantial Shareholder to violate any restriction on Transfer provided for in section (b) of this Article EIGHTH, the application of sections (e)(ii) and (e)(iii) of this Article EIGHTH shall be modified as described in this section (e)(iv) of this Article EIGHTH.  In such case, no such Substantial Shareholder shall be required to dispose of any interest that is not a Utility Security, but such Substantial Shareholder and/or any Person or Acquiring Group whose ownership of Utility Securities is attributed to or taken into account with respect to such Substantial Shareholder shall, in the case of section (e)(ii) of this Article EIGHTH, be deemed to have disposed of and shall be required to dispose of sufficient Utility Securities (which Utility Securities shall be disposed of in the inverse order in which they were acquired) to cause such Substantial Shareholder, following such disposition, not to be in violation of this Article EIGHTH.  Such disposition or process shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Utility Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in sections (e)(ii) and (e)(iii) of this Article EIGHTH, except that the maximum aggregate amount payable either to such Substantial Shareholder, or to such other Person or Acquiring Group that was the direct holder of such Excess Securities, in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer.  All such reasonable expenses incurred by the Agent in disposing of such Excess Securities shall be paid out of any amounts due such Substantial Shareholder or such other Person or Acquiring Group.  The purpose of this section (e)(iv) of this Article EIGHTH is to extend the restrictions in sections (b) and (e)(ii) of this Article EIGHTH to situations in which there is a Prohibited Transfer without a direct Transfer of Securities, and this section (e)(iv) of this Article EIGHTH, along with the other provisions of this Article EIGHTH, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Utility Securities.

(v)          If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within 30 days from the date on which Utility makes a written demand pursuant to section (e)(ii) of this Article EIGHTH, then Utility shall use its best efforts to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender.  Nothing in this section (e)(v) of this Article EIGHTH shall (A) be deemed to be inconsistent with any Transfer of the Excess Securities provided in this Article EIGHTH to be void ab initio, or (B) preclude Utility in its discretion from immediately instituting legal proceedings without a prior demand.  The Board or a committee thereof may authorize such additional actions as it deems advisable to give effect to the provisions of this Article EIGHTH.

(vi)          Utility shall make the written demand described in section (e)(ii) of this Article EIGHTH within 30 days of the date on which the Board determines that the attempted Transfer would result in Excess Securities; provided, however, that, if Utility makes such demand at a later date, the provisions of this Article EIGHTH shall apply nonetheless.  No failure by Utility to act within the time periods set forth in section (e) of this Article EIGHTH shall constitute a waiver or loss of any right of Utility under this Article EIGHTH.

(f)          Obligation to Provide Information.  Any Person that is a beneficial, legal or record holder of Utility Securities or a member of an Acquiring Group, and any proposed transferor or transferee and any Person controlling, controlled by or under common control with the proposed transferor or transferee, shall as and to the extent reasonably requested in writing by Utility, use commercially reasonable efforts promptly to provide such information Utility may request as may be necessary from time to time in order to determine compliance with this Article EIGHTH or the status of the Tax Benefits.  For the avoidance of doubt, notwithstanding anything to the contrary in this section (f) of this ARTICLE EIGHTH, in no event will any Person have any obligation to provide any such information that such Person determines, in its reasonable judgment, it is legally or contractually prohibited from disclosing; provided, that the Board may decline to authorize a Proposed Transaction, notwithstanding any provision of section (c)(ii) of this ARTICLE EIGHTH to the contrary, if any Requesting Person does not provide any information reasonably requested by Utility.

(g)          Board Authority.

(i)          The Board or any committee thereof shall have the power to interpret or determine in its sole discretion all matters necessary for assessing compliance with this Article EIGHTH, including, without limitation, (i) the identification of Substantial Shareholders or Acquiring Groups, (ii) whether a Transfer is a Prohibited Transfer, (iii) whether to exempt a Transfer from the restrictions of section (b) of this Article EIGHTH, (iv) the Percentage Stock Ownership of any Substantial Shareholder, (v) whether an instrument constitutes a Utility Security or a Company Group Security, (vi) the amount (or fair market value) due to a Purported Transferee pursuant to clause (B) of section (e)(iii) of this Article EIGHTH, and (vii) any other matters which the Board or such committee determines to be relevant; and the good faith determination of the Board or such committee on such matters shall be conclusive and binding for all the purposes of this Article EIGHTH.

(ii)          In addition, the Board or any committee thereof may, to the extent permitted by law, from time to time establish, modify, amend or rescind bylaws, regulations and procedures of Utility not inconsistent with the provisions of this Article EIGHTH for purposes of determining whether any Transfer of Utility Securities would jeopardize the Company

Group’s ability to preserve and use the Tax Benefits and for the application, administration and implementation of this Article EIGHTH.

(iii)          Nothing contained in this Article EIGHTH shall limit the authority of the Board or a committee thereof to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Company Group and Utility’s shareholders in preserving the Tax Benefits, including the implementation of restrictions on dispositions or sales of Utility Securities that result in a decrease of a Substantial Shareholder’s Percentage Stock Ownership.  Without limiting the generality of the foregoing, in the event of a change in law making one or more of the following actions necessary or desirable, the Board or any committee thereof may, by adopting a written resolution, (A) modify the ownership interest percentage in Utility or the Persons covered by this Article EIGHTH, (B) modify the definitions of any terms set forth in this Article EIGHTH or (C) modify the terms of this Article EIGHTH as appropriate, in each case, in order to prevent an ownership change for purposes of Section 382 of the Tax Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board or committee shall not cause there to be such modification unless it determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits.  Shareholders of Utility shall be notified of such determination through a filing with the SEC or such other method of notice as Utility deems appropriate.

(iv)          In the case of an ambiguity in the application of any of the provisions of this Article EIGHTH, including any definition used herein, the Board shall have the power to determine the application of such provisions.  In the event this Article EIGHTH requires an action by the Board but fails to provide specific guidance with respect to such action, the Board or any committee thereof shall have the power to determine the action to be taken.  All such actions, calculations, interpretations and determinations that are done or made by the Board in good faith shall be conclusive and binding on Utility, the Agent and all other parties for all other purposes of this Article EIGHTH. The Board may delegate all or any portion of its duties and powers under this Article EIGHTH to a committee of the Board as it deems necessary or advisable, and the Board and such committee may exercise the authority granted by this Article EIGHTH through duly authorized officers or agents of Utility.  Nothing in this Article EIGHTH shall be construed to limit or restrict the Board in the exercise of its fiduciary duties under applicable law.

(h)          Reliance.  To the fullest extent permitted by law, Utility and the members of the Board or any committee thereof shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer, the chief accounting officer, the Secretary or the corporate controller of Utility or of Utility’s legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this Article EIGHTH, and the members of the Board shall not be responsible for any good faith errors made in connection therewith.  For purposes of determining the existence and identity of, and the amount of any Utility Securities owned by any shareholder, Utility is entitled to rely on the existence and absence of filings of Schedule 13D, 13F or 13G under the Securities Exchange Act of 1934, or similar statements, reports or other filings, as of any date, subject to its actual knowledge of the ownership of Utility Securities.

(i)          Benefits of this Article EIGHTH.  Nothing in this Article EIGHTH shall be construed to give to any Person other than Utility, the Agent and members of the Board and any committee thereof any legal or equitable right, remedy or claim under this Article EIGHTH.  This Article EIGHTH shall be for the sole and exclusive benefit of Utility, the Agent and members of the Board and any such committee thereof.

(j)          Severability.  The purpose of this Article EIGHTH is to facilitate the Company Group’s ability to maintain or preserve its Tax Benefits.  If any provision of this Article EIGHTH or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article EIGHTH.

(k)          Waiver.  With regard to any power, remedy or right provided herein or otherwise available to Utility or the Agent under this Article EIGHTH, (i) no waiver will be effective unless expressly contained in a writing signed by the waiving party, and (ii) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

3.          In accordance with Section 1401 of the California Corporations Code, provision for making the foregoing amendment and restatement of the Articles of Incorporation of the Corporation is contained in the order confirming the Plan, entered on June 20, 2020 by the United States Bankruptcy Court for the Northern District of California Case No. 19-30088, the Hon. Dennis Montali judge presiding [Bankruptcy Docket No. 8053], having jurisdiction over a proceeding for the reorganization of the Corporation in the matter of In re: PG&E Corporation and Pacific Gas and Electric Company.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date:  June 20, 2020

/s/ ANDREW M. VESEY
ANDREW M. VESEY Chief Executive Officer and President

/s/ BRIAN M. WONG
BRIAN M. WONG Vice President, Deputy General Counsel and Corporate Secretary

Signature Page to Pacific Gas and Electric Company
 Amended and Restated Articles of Incorporation